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                         November 12, 2021

       Ole Jensen
       Chief Executive Officer
       BMW Auto Leasing LLC
       300 Chestnut Ridge Road
       Woodcliff Lake, New Jersey 07677

                                                        Re: BMW Auto Leasing
LLC
                                                            Financial Services
Vehicle Trust
                                                            Registration
Statement on Form SF-3
                                                            Filed November 9,
2021
                                                            File Nos.
333-260903 and 333-260903-01

       Dear Mr. Jensen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Meeks at 202-551-7146 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Structured Finance